AUDAX CREDIT BDC INC.
101 HUNTINGTON AVENUE
BOSTON, MA 02199

December 27, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Audax Credit BDC Inc.
File No: 814-01154

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"), Audax Credit BDC Inc., a Delaware corporation (the "Company") (File No. 814-01154), has today filed the following documents:

(i) a complete copy of the Company's fidelity bond (the "Bond") which is attached as Exhibit A, to replace the Company's filing of the Bond binder on Form 40-17G on May 23, 2017; and

(ii) a certified copy of the resolutions of the board of directors of the Company, including a majority of the directors who are not "interested persons," as defined by Section 2(a)(19) of the 1940 Act, of the Company, approving the form and amount of the Bond (attached as Exhibit B).

Very truly yours,

Audax Credit BDC Inc.

By: /s/ Byron Pavano
        Name: Byron Pavano
        Title: Chief Compliance Officer

Exhibit A

Bond

WILLIS OF NEW YORK, INC.

ATTN: Tom Meringer

200 LIBERTY STREET

NEW YORK, NY 10281

INSURED: AUDAX CREDIT BDC, INC.

PRODUCT: **DFIBond**

POLICY NO: 82209640

TRANSACTION: RENL_RW

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

Insuring Company: FEDERAL INSURANCE

COMPANY

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), this policy makes available to you insurance for losses arising out of certain acts of terrorism.

Terrorism is defined as any act certified by the Secretary of the Treasury of the United

States, to be an act of terrorism; to be a violent act or an act that is dangerous to human

life, property or infrastructure; to have resulted in damage within the United States,

or outside the United States in the case of an air carrier or vessel or the premises of a

United States Mission; and to have been committed by an individual or individuals as part

of an effort to coerce the civilian population of the United States or to influence the policy

or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of

terrorism is partially reimbursed by the United States under the formula set forth in the

Act. Under this formula, the United States pays 85% of covered terrorism losses that

exceed the statutorily established deductible to be paid by the insurance company

providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per

year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act

exceed $100 billion in a calendar year, the Treasury shall not make any payment for

any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 03/2015)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed

$100 billion in a calendar year and we have met our insurer deductible under the Act,

we shall not be liable for the payment of any portion of the amount of such losses that

exceeds $100 billion, and in such case insured losses up to that amount are subject to

pro rata allocation in accordance with procedures established by the Secretary of the

Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts

of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 03/2015)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United

States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents

("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on

US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from

your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage

(Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to

rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance

policy as well as instructions on how to submit this proof of fidelity insurance coverage to the

SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not

affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.

The terms and conditions of the policy mailed to you, which are the same as those set forth in the

electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

Chubb Group of Insurance Companies	**DECLARATIONS**
202B Hall's Mill Road	**FINANCIAL INSTITUTION INVESTMENT**
Whitehouse Station, NJ 08889	**COMPANY ASSET PROTECTION BOND**

NAME OF ASSURED (including its
Subsidiaries):

Bond
Number: 82209640

AUDAX CREDIT BDC, INC.

101 HUNTINGTON AVENUE

FEDERAL INSURANCE COMPANY

BOSTON, MA 02199

Incorporated under the laws of Indiana

a stock insurance company herein called
the COMPANY

Capital Center, 251 North Illinois, Suite 1100

Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on January 9, 2018

to 12:01 a.m. on January 9, 2019

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and

any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss**

under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1 . Employee	$ 1,000,000	$ 0
2 . On Premises	$ 1,000,000	$ 10,000
3 . In Transit	$ 1,000,000	$ 10,000
4 . Forgery or Alteration	$ 1,000,000	$ 10,000
5 . Extended Forgery	$ 1,000,000	$ 10,000

6	. Counterfeit Money	$ 1,000,000	$ 10,000
7	. Threats to Person	$ Not Covered	$ N/A
8	. Computer System	$ 1,000,000	$ 10,000
9	. Voice Initiated Funds		
	Transfer Instruction	$ Not Covered	$ N/A
10	Uncollectible Items of . Deposit	$ 1,000,000	$ 10,000
11	. Audit Expense	$ 50,000	$ 5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING

ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1-9

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be

valid unless also signed by an authorized representative of the Company.

Secretary

President

Countersigned by _____ December 22, 2017 _____

Authorized Representative

ICAP Bond (5-98) - Federal

The COMPANY, in consideration of payment of the required premium, and in reliance

on the APPLICATION and all other statements made and information furnished to the

COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this

Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED

for:

Insuring Clauses

Employee   1   . Loss resulting directly from **Larceny** or **Embezzlement** committed by any

Employee, alone or in collusion with others.

On Premises   2   .   Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable

disappearance, damage, destruction or removal, from the possession, custody or

control of the ASSURED, while such **Property** is lodged or deposited at premises

located anywhere.

In Transit   3. Loss of **Property** resulting directly from common law or statutory larceny,

misplacement, mysterious unexplainable disappearance, damage or destruction,

while the **Property** is in transit anywhere:

a. in an armored motor vehicle, including loading and unloading thereof,

b. in the custody of a natural person acting as a messenger of the ASSURED,

or

c. in the custody of a **Transportation Company** and being transported in a

conveyance other than an armored motor vehicle provided, however, that

covered **Property** transported in such manner is limited to the following:

(1) written records,

securities issued in registered form, which are not endorsed or

(2　) are

restrictively endorsed, or

negotiable instruments not payable to bearer, which are not

(3　) endorsed

or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of

such **Property** by the natural person or **Transportation Company** and ends

immediately on delivery to the premises of the addressee or to any representative

of the addressee located anywhere.

ICAP Bond (5-98)

Insuring Clauses

(continued)

Forgery Or Alteration 4 . Loss resulting directly from:

    Forgery on, or fraudulent material alteration of, any bills of
a. exchange,

    checks, drafts, acceptances, certificates of deposits, promissory notes, due

        money orders, orders upon public treasuries, letters of credit, bills, other

    written promises, orders or directions to pay sums certain in money, or

    receipts for the withdrawal of **Property**, or

    transferring, paying or delivering any funds or other **Property**, or
b. establishing

    any credit or giving any value in reliance on any written instructions, advices

    or applications directed to the ASSURED authorizing or acknowledging the

    transfer, payment, delivery or receipt of funds or other **Property**, which

    instructions, advices or applications fraudulently purport to bear the

    handwritten signature of any customer of the ASSURED, or shareholder or

    subscriber to shares of an **Investment Company**, or of any financial

    institution or **Employee** but which instructions, advices or applications either

    bear a **Forgery** or have been fraudulently materially altered without the

    knowledge and consent of such customer, shareholder, subscriber, financial

institution or **Employee**;

excluding, however, under this INSURING CLAUSE any loss covered under

INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING

CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile

signature is treated the same as a handwritten signature.

Extended Forgery 5 . Loss resulting directly from the ASSURED having, in good faith, and in the

ordinary course of business, for its own account or the account of others in any

capacity:

a. acquired, accepted or received, sold or delivered, or given value, extended

credit or assumed liability, in reliance on any original **Securities,**

documents or other written instruments which prove to:

(1)   bear a **Forgery** or a fraudulently material alteration,

(2)   have been lost or stolen, or

(3)   be **Counterfeit**, or

b.   guaranteed in writing or witnessed any signatures on any transfer,

assignment, bill of sale, power of attorney, guarantee, endorsement or other

obligation upon or in connection with any **Securities, documents or other**

written instruments.

Actual physical possession, and continued actual physical possession if taken as

collateral, of such **Securities, documents or other written instruments** by an

Employee, Custodian, or a Federal or State chartered deposit institution of the

ASSURED is a condition precedent to the ASSURED having relied on such items.

Release or return of such collateral is an acknowledgment by the ASSURED that it

no longer relies on such collateral.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 2 of 19

Insuring Clauses

Extended Forgery *(continued)*		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.
Counterfeit Money	6 .	Loss resulting directly from the receipt by the ASSURED in good faith of any **Counterfeit** money.
Threats To Person	7 .	Loss resulting directly from surrender of **Property** away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an **Employee** as defined in SECTION 1.e. (1), (2) and (5), a **Relative** or invitee of such **Employee**, or a resident of the household of such **Employee**, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such **Property**:

    a.   the **Employee** who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

the ASSURED has made a reasonable effort to notify the Federal

b. Bureau of

Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any **Employee** of the

ASSURED, as set forth in the preceding paragraph, shall be deemed to be an

ASSURED hereunder, but only with respect to the surrender of money, securities

and other tangible personal property in which such **Employee** has a legal or

equitable interest.

Computer System   8   . Loss resulting directly from fraudulent:

a. entries of data into, or

b. changes of data elements or programs within,

a **Computer System**, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2)
an account of the ASSURED or of its customer to be added,

deleted,

debited or credited, or

an unauthorized account or a fictitious account to be debited

(3) or

credited.

Insuring Clauses

(continued)

Voice Initiated Funds	9	.	Loss resulting directly from **Voice Initiated Funds Transfer Instruction** directed

to the ASSURED authorizing the transfer of dividends or redemption

Transfer Instruction proceeds of

Investment Company shares from a **Customer's** account, provided such **Voice**

Initiated Funds Transfer Instruction was:

received at the ASSURED'S offices by those **Employees** of the

a. ASSURED

specifically authorized to receive the **Voice Initiated Funds Transfer**

Instruction,

b. made by a person purporting to be a **Customer**, and

c. **Customer**
made by said person for the purpose of causing the ASSURED or

to sustain a loss or making an improper personal financial gain for such

person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all **Voice Initiated**

Funds Transfer Instructions must be received and processed in accordance with

the Designated Procedures outlined in the APPLICATION furnished to the

COMPANY.

Uncollectible Items of 10 .

Deposit

Loss resulting directly from the ASSURED having credited an account of a

customer, shareholder or subscriber on the faith of any **Items of Deposit** which

prove to be uncollectible, provided that the crediting of such account causes:

a. redemptions or withdrawals to be permitted,

b. shares to be issued, or

c. dividends to be paid,

from an account of an **Investment Company**.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED

must hold **Items of Deposit** for the minimum number of days stated in the

APPLICATION before permitting any redemptions or withdrawals, issuing any

shares or paying any dividends with respect to such **Items of Deposit**.

Items of Deposit shall not be deemed uncollectible until the ASSURED'S

standard collection procedures have failed.

Audit Expense   11 . Expense incurred by the ASSURED for that part of the cost of audits or

examinations required by any governmental regulatory authority or self -regulatory

organization to be conducted by such authority, organization or their appointee by

reason of the discovery of loss sustained by the ASSURED and covered by this

Bond.

ICAP Bond (5-98)

General Agreements

Additional Companies	A.	If more than one corporation, or **Investment Company**, or any combination of
Included As Assured		them is included as the ASSURED herein:

(1) The total liability of the COMPANY under this Bond for loss or losses

sustained by any one or more or all of them shall not exceed the limit for

which the COMPANY would be liable under this Bond if all such loss were

sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the

others for all purposes under this Bond, including but not limited to the giving

or receiving of any notice or proof required to be given and for the purpose of

effecting or accepting any amendments to or termination of this Bond. The

COMPANY shall furnish each **Investment Company** with a copy of the

Bond and with any amendment thereto, together with a copy of each formal

filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any

payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee,

officer or supervisory employee of any ASSURED shall constitute knowledge

or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this

Bond, then the ASSURED next named on the APPLICATION shall thereafter

be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By B. The ASSURED represents that all information it has furnished in the

APPLICATION for this Bond or otherwise is complete, true and correct.
Assured Such

APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under

this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of

a material fact, in the APPLICATION or otherwise, shall be grounds for recision of

this Bond.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 5 of 19

General Agreements

(continued)

		If the ASSURED, other than an **Investment Company**, while this Bond is in
Additional Offices Or	C.	force,
Employees -		merges or consolidates with, or purchases or acquires assets or liabilities
Consolidation,		of
		another institution, the ASSURED shall not have the coverage afforded
Merger Or Purchase Or		under this

Acquisition Of Assets Or *Liabilities - Notice To* *Company*	Bond for loss which has:
	(1) occurred or will occur on premises, or
	(2) been caused or will be caused by an employee, or
	(3) arisen or will arise out of the assets or liabilities,
	of such institution, unless the ASSURED:
	a. gives the COMPANY written notice of the proposed consolidation, merger or
	purchase or acquisition of assets or liabilities prior to the proposed effective
	date of such action, and
	b. obtains the written consent of the COMPANY to extend some or all of the
	coverage provided by this Bond to such additional exposure, and
	c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - *Notice To Company*	When the ASSURED learns of a change in control (other than in an D. **Investment** **Company**), as set forth in Section 2(a) (9) of the Investment Company Act of
	1940, the ASSURED shall within sixty (60) days give written notice to the
	COMPANY setting forth:
	(1) the names of the transferors and transferees (or the names of the beneficial
	owners if the voting securities are registered in another name),

the total number of voting securities owned by the transferors

(2   ) and the

transferees (or the beneficial owners), both immediately before and after the

transfer, and

(3   ) the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any

loss involving a transferee, to be effective on the date of such change in control.

Court Costs And

Attorneys' Fees

E. The COMPANY will indemnify the ASSURED for court costs and reasonable

attorneys' fees incurred and paid by the ASSURED in defense, whether or not

successful, whether or not fully litigated on the merits and whether or not settled,

of any claim, suit or legal proceeding with respect to which the ASSURED would

be entitled to recovery under this Bond. However, with respect to INSURING

CLAUSE 1., this Section shall only apply in the event that:

(1   ) an **Employee** admits to being guilty of **Larceny or Embezzlement**,

(2   ) an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**, or

General Agreements

Court Costs And   (3)   in the absence of 1 or 2 above, an arbitration panel agrees, after a review of

Attorneys' Fees   an agreed statement of facts between the COMPANY and the ASSURED,

(continued)   that an **Employee** would be found guilty of **Larceny or Embezzlement** if

such **Employee** were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or

legal proceeding and at the request of the COMPANY shall furnish copies of all

pleadings and pertinent papers to the COMPANY. The COMPANY may, at its

sole option, elect to conduct the defense of all or part of such legal proceeding.

The defense by the COMPANY shall be in the name of the ASSURED through

attorneys selected by the COMPANY. The ASSURED shall provide all reasonable

information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the

prior written consent of the COMPANY nor judgment against the ASSURED shall

determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the

DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court

costs and attorney's fees incurred in defending all or part of such suit or legal

proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the

LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable

INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees

incurred in defending all or part of such suit or legal proceedings is limited to the

proportion of such court costs and attorney's fees incurred that the LIMIT OF

LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING

CLAUSE bears to the total of the amount demanded in such suit or legal

proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the

DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM

2.   of the DECLARATIONS for the applicable INSURING CLAUSE, the

COMPANY'S liability for court costs and attorney's fees incurred in defending all or

part of such suit or legal proceedings shall be limited to the proportion of such

court costs or attorney's fees that the amount demanded that would be payable

under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total

amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in

addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions and

Limitations

Definitions   1   . As used in this Bond:

   a.
      Computer System means a computer and all input, output,

processing,

storage, off-line media libraries, and communication facilities which are

connected to the computer and which are under the control and supervision

of the operating system(s) or application(s) software used by the ASSURED.

Counterfeit means an imitation of an actual valid original which is
b. intended

to deceive and be taken as the original.

Custodian means the institution designated by an **Investment**
c. **Company** to

maintain possession and control of its assets.

Customer means an individual, corporate, partnership, trust
d. customer,

shareholder or subscriber of an **Investment Company** which has a written

agreement with the ASSURED for **Voice Initiated Funds Transfer**

Instruction.

e. **Employee** means:

(1   ) an officer of the ASSURED,

(2   )
          a natural person while in the regular service of the ASSURED

at any of

the ASSURED'S premises and compensated directly by the ASSURED

through its payroll system and subject to the United States Internal

Revenue Service Form W -2 or equivalent income reporting plans of

other countries, and whom the ASSURED has the right to control and

direct both as to the result to be accomplished and details and means

by which such result is accomplished in the performance of such

service,

(3   ) a guest student pursuing studies or performing duties in any of the

ASSURED'S premises,

(4   ) an attorney retained by the ASSURED and an employee of such

attorney while either is performing legal services for the ASSURED,

(5   ) a natural person provided by an employment contractor to perform

employee duties for the ASSURED under the ASSURED'S supervision

at any of the ASSURED'S premises,

(6) an employee of an institution merged or consolidated with the

ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts

within the scope of the customary and usual duties of any officer or

other employee of the ASSURED or while acting as a member of any

committee duly elected or appointed to examine or audit or have

custody of or access to **Property** of the ASSURED, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 8 of 19

Conditions and

Limitations

Definitions (8) each natural person, partnership or corporation authorized by written

(continued) agreement with the ASSURED to perform services as electronic data

processor of checks or other accounting records related to such checks but

only while such person, partnership or corporation is actually performing

such services and not:

a. creating, preparing, modifying or maintaining the ASSURED'S

computer software or programs, or

acting as transfer agent or in any other agency capacity in

b. issuing

checks, drafts or securities for the ASSURED,

(9   ) any partner, officer or employee of an investment advisor, an underwriter

(distributor), a transfer agent or shareholder accounting recordkeeper, or an

administrator, for an **Investment Company** while performing acts coming

within the scope of the customary and usual duties of an officer or employee

of an **Investment Company** or acting as a member of any committee duly

elected or appointed to examine, audit or have custody of or access to

Property of **an Investment Company**.

The term **Employee** shall not include any partner, officer or employee of a

transfer agent, shareholder accounting recordkeeper or administrator:

a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Investment Company** or of the investment advisor or underwriter (distributor) of such **Investment Company**, or

b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from **Larceny or Embezzlement** committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts

so committed shall, to the extent of such payment, be given by the

ASSURED to the COMPANY, and the ASSURED shall execute all

papers necessary to secure to the COMPANY the rights provided for

herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the

partners, officers and other employees of such employers shall collectively

be deemed to be one person for all the purposes of this Bond; excepting,

however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above,

intermediaries, agents, brokers or other representatives of the same general

character shall not be considered **Employees**.

Conditions and

Limitations

Definitions	f.	**Forgery** means the signing of the name of another natural person with the
		intent to deceive but does not mean a signature which consists in whole or in
(continued)		part of one's own name, with or without authority, in any capacity for any
		purpose.

Investment Company means any investment company registered under the

g.

Investment Company Act of 1940 and listed under the NAME OF ASSURED

on the DECLARATIONS.

h. **Items of Deposit** means one or more checks or drafts drawn upon a

financial institution in the United States of America.

Larceny or Embezzlement means larceny or embezzlement as defined in

i.

Section 37 of the Investment Company Act of 1940.

Property means money, revenue and other stamps; securities;

j. including any

note, stock, treasury stock, bond, debenture, evidence of indebtedness,

certificate of deposit, certificate of interest or participation in any profit-

sharing agreement, collateral trust certificate, preorganization certificate or

subscription, transferable share, investment contract, voting trust certificate,

certificate of deposit for a security, fractional undivided interest in oil, gas, or

other mineral rights, any interest or instruments commonly known as a

security under the Investment Company Act of 1940, any other certificate of

interest or participation in, temporary or interim certificate for, receipt for,

guarantee of, or warrant or right to subscribe to or purchase any of the

foregoing; bills of exchange; acceptances; checks; withdrawal orders; money

orders; travelers' letters of credit; bills of lading; abstracts of title; insurance

policies, deeds, mortgages on real estate and/or upon chattels and interests

therein; assignments of such policies, deeds or mortgages; other valuable

papers, including books of accounts and other records used by the

ASSURED in the conduct of its business (but excluding all electronic data

processing records); and, all other instruments similar to or in the nature of

the foregoing in which the ASSURED acquired an interest at the time of the

ASSURED'S consolidation or merger with, or purchase of the principal

assets of, a predecessor or which are held by the ASSURED for any

purpose or in any capacity and whether so held gratuitously or not and

whether or not the ASSURED is liable therefor.

k. **Relative** means the spouse of an **Employee** or partner of the ASSURED

and any unmarried child supported wholly by, or living in the home of, such

Employee or partner and being related to them by blood, marriage or legal

guardianship.

l. **Securities, documents or other written instruments** means original

(including original counterparts) negotiable or non-negotiable instruments, or

assignments thereof, which in and of themselves represent an equitable

interest, ownership, or debt and which are in the ordinary course of business

transferable by delivery of such instruments with any necessary

endorsements or assignments.

ICAP Bond (5-98)

Conditions and

Limitations

Definitions

(continued)

m. **Subsidiary** means any organization that, at the inception date of this Bond,

is named in the APPLICATION or is created during the BOND PERIOD and

of which more than fifty percent (50%) of the outstanding securities or voting

rights representing the present right to vote for election of directors is owned

or controlled by the ASSURED either directly or through one or more of its

subsidiaries.

n. **Transportation Company** means any organization which provides its own

or its leased vehicles for transportation or which provides freight forwarding

or air express services.

o. **Voice Initiated Election** means any election concerning dividend options

available to **Investment Company** shareholders or subscribers which is

requested by voice over the telephone.

p. **Voice Initiated Redemption** means any redemption of shares issued by an

Investment Company which is requested by voice over the telephone.

q. **Voice Initiated Funds Transfer Instruction** means any **Voice Initiated**

Redemption or **Voice Initiated Election**.

For the purposes of these definitions, the singular includes the plural and the

plural includes the singular, unless otherwise indicated.

General Exclusions - 2 . **This bond does not directly or indirectly cover:**

Applicable to All Insuring a. loss not reported to the COMPANY in writing within sixty (60) days after

Clauses termination of this Bond as an entirety;

b. loss due to riot or civil commotion outside the United States of America and

Canada, or any loss due to military, naval or usurped power, war or

insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided

that when such transit was initiated there was no knowledge on the part of

any person acting for the ASSURED of such riot, civil commotion, military,

naval or usurped power, war or insurrection;

c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

d. loss of potential income including, but not limited to, interest and dividends

not realized by the ASSURED or by any customer of the ASSURED;

e. damages of any type for which the ASSURED is legally liable, except

compensatory damages, but not multiples thereof, arising from a loss

covered under this Bond;

f. costs, fees and expenses incurred by the ASSURED in establishing the

existence of or amount of loss under this Bond, except to the extent covered

under INSURING CLAUSE 11.;

g. loss resulting from indirect or consequential loss of any nature;

Conditions and

Limitations

General Exclusions -

Applicable to All Insuring

Clauses

(continued)

h. loss resulting from dishonest acts by any member of the Board of Directors

or Board of Trustees of the ASSURED who is not an **Employee**, acting

alone or in collusion with others;

i. loss, or that part of any loss, resulting solely from any violation by the

ASSURED or by any **Employee**:

(1) of any law regulating:

a. the issuance, purchase or sale of securities,

b. securities transactions on security or commodity exchanges or

the over the counter market,

c. investment companies,

d. investment advisors, or

(2) of any rule or regulation made pursuant to any such law; or

j.   loss of confidential information, material or data;

k.   loss resulting from voice requests or instructions received over the

telephone, provided however, this Section 2.k. shall not apply to INSURING

CLAUSE 7. or 9.

Specific Exclusions -   3 . **This Bond does not directly or indirectly cover:**

Applicable To All   loss caused by an **Employee**, provided, however, this Section 3.a.
Insuring   a.   shall not

Clauses Except Insuring   apply to loss covered under INSURING CLAUSE 2. or 3. which results

          directly from misplacement, mysterious unexplainable
Clause 1.   disappearance, or

damage or destruction of **Property**;

          loss through the surrender of property away from premises of the
     b.   ASSURED

          as a result of a threat:

            to do bodily harm to any natural person, except loss of
        (1   ) **Property** in

            transit in the custody of any person acting as messenger of the

            ASSURED, provided that when such transit was initiated there was no

            knowledge by the ASSURED of any such threat, and provided further

            that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or **Property** of the ASSURED;

c. loss resulting from payments made or withdrawals from any account

involving erroneous credits to such account;

d. loss involving **Items of Deposit** which are not finally paid for any reason

provided however, that this Section 3.d. shall not apply to INSURING

CLAUSE 10.;

e. loss of property while in the mail;

ICAP Bond (5-98)

Conditions and

Limitations

Specific Exclusions -

Applicable To All Insuring

Clauses Except Insuring

f. loss resulting from the failure for any reason of a financial or depository

institution, its receiver or other liquidator to pay or deliver funds or other

Property to the ASSURED provided further that this Section 3.f. shall not

Clause 1.

(continued)

apply to loss of **Property** resulting directly from robbery, burglary,

misplacement, mysterious unexplainable disappearance, damage,

destruction or removal from the possession, custody or control of the

ASSURED.

g. loss of **Property** while in the custody of a **Transportation Company**,

provided however, that this Section 3.g. shall not apply to INSURING

CLAUSE 3.;

h. loss resulting from entries or changes made by a natural person with

authorized access to a **Computer System** who acts in good faith on

instructions, unless such instructions are given to that person by a software

contractor or its partner, officer, or employee authorized by the ASSURED to

design, develop, prepare, supply, service, write or implement programs for

the ASSURED's **Computer System**; or

i. loss resulting directly or indirectly from the input of data into a **Computer**

System terminal, either on the premises of the customer of the ASSURED

or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -	4	.	**This bond does not directly or indirectly cover:**
Applicable To All Insuring		a.	loss resulting from the complete or partial non-payment of or default on any
Clauses Except Insuring			loan whether such loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.			fraud or false pretenses; provided, however, this Section 4.a. shall not apply
			to INSURING CLAUSE 8.;
		b.	loss resulting from forgery or any alteration;
		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not
			apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-	5	.	At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-			the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability			notwithstanding any previous loss for which the COMPANY may have paid or be
			liable to pay under this Bond provided, however, that the liability of

the COMPANY

under this Bond with respect to all loss resulting from:

a.
any one act of burglary, robbery or hold-up, or attempt thereat, in which no

Employee is concerned or implicated, or

b.
any one unintentional or negligent act on the part of any one person

resulting in damage to or destruction or misplacement of **Property**, or

c.
all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)

Conditions and

Limitations

Limit Of Liability/Non-

Reduction And Non-

d.
any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable

	LIMIT OF
Accumulation Of Liability	LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of
(continued)	the total amount of such loss or losses and shall not be cumulative in amounts
	from year to year or from period to period.

All acts, as specified in c. above, of any one person which

    i.   directly or indirectly aid in any way wrongful acts of any other person or

           persons, or

    ii.   permit the continuation of wrongful acts of any other person or persons

whether such acts are committed with or without the knowledge of the wrongful

acts of the person so aided, and whether such acts are committed with or without

the intent to aid such other person, shall be deemed to be one loss with the

wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED
		during the BOND PERIOD. Discovery occurs at the earlier of an officer of the

ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this Bond,

or

b. an actual or potential claim in which it is alleged that the ASSURED is liable

to a third party,

regardless of when the act or acts causing or contributing to such loss occurred,

even though the amount of loss does not exceed the applicable DEDUCTIBLE

AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - 7 . a. The ASSURED shall give the COMPANY notice thereof at the earliest

practicable moment, not to exceed sixty (60) days after discovery of
Proof - Legal Proceedings loss, in

Against Company an amount that is in excess of 50% of the applicable DEDUCTIBLE

AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to,

with full particulars within six (6) months after such discovery.

c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

Legal proceedings for the recovery of any loss under this Bond shall

d.   not be

brought prior to the expiration of sixty (60) days after the proof of loss is filed

with the COMPANY or after the expiration of twenty -four (24) months from

the discovery of such loss.

This Bond affords coverage only in favor of the ASSURED. No claim,

e.   suit,

action or legal proceedings shall be brought under this Bond by anyone

other than the ASSURED.

ICAP Bond (5-98)

Conditions and

Limitations

Notice To Company -   f.   Proof of loss involving **Voice Initiated Funds Transfer Instruction**
shall

Proof - Legal Proceedings

Against Company

(continued)

include electronic recordings of such instructions.

Deductible Amount 8 . The COMPANY shall not be liable under any INSURING CLAUSES of this Bond

on account of loss unless the amount of such loss, after deducting the net amount

of all reimbursement and/or recovery obtained or made by the ASSURED, other

than from any Bond or policy of insurance issued by an insurance company and

covering such loss, or by the COMPANY on account thereof prior to payment by

the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in

ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event

for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the

DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1.

sustained by any **Investment Company**.

Valuation 9 . **BOOKS OF ACCOUNT OR OTHER RECORDS**

The value of any loss of **Property** consisting of books of account or other records

used by the ASSURED in the conduct of its business shall be the amount paid by

the ASSURED for blank books, blank pages, or other materials which replace the

lost books of account or other records, plus the cost of labor paid by the

ASSURED for the actual transcription or copying of data to reproduce such books

of account or other records.

The value of any loss of **Property** other than books of account or other records

used by the ASSURED in the conduct of its business, for which a claim is made

shall be determined by the average market value of such **Property** on the

business day immediately preceding discovery of such loss provided, however,

that the value of any **Property** replaced by the ASSURED with the consent of the

COMPANY and prior to the settlement of any claim for such **Property** shall be the

actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion,

redemption or deposit privileges, the value of them shall be the market value of

such privileges immediately preceding their expiration if said loss is not discovered

until after their expiration. If no market price is quoted for such **Property** or for

such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of **Property**, other than as stated above, shall be the actual

cash value or the cost of repairing or replacing such **Property** with **Property** of

like quality and value, whichever is less.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 15 of 19

Conditions and

Limitations

Securities Settlement 10 . In the event of a loss of securities covered under this Bond, the COMPANY may,

at its sole discretion, purchase replacement securities, tender the value of the

securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section

against all loss, cost or expense arising from the replacement of securities by the

COMPANY'S indemnity shall be:

a. for securities having a value less than or equal to the applicable

DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but

within the applicable LIMIT OF LIABILITY - the percentage that the

DEDUCTIBLE AMOUNT bears to the value of the securities;

c. for securities having a value greater than the applicable LIMIT OF LIABILITY

- the percentage that the DEDUCTIBLE AMOUNT and portion in

excess of

the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with

Section 9, Valuation, regardless of the value of such securities at the time the loss

under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of

securities which is not covered by this Bond; however, the COMPANY may do so

as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the

Company's indemnity as set forth in Section 10.a., b., and c. No portion of the

LIMIT OF LIABILITY shall be used as payment of premium for any indemnity

purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment –
11.

In the event of a payment under this Bond, the COMPANY shall be subrogated to

Recovery all of the ASSURED'S rights of recovery against any person or entity to the extent

of such payment. On request, the ASSURED shall deliver to the COMPANY an

assignment of the ASSURED'S rights, title and interest and causes of action

against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be

applied net of the expense of such recovery in the following order:

a.   first, to the satisfaction of the ASSURED'S loss which would otherwise have

been paid but for the fact that it is in excess of the applicable LIMIT OF

LIABILITY,

b.   second, to the COMPANY in satisfaction of amounts paid in settlement of

the ASSURED'S claim,

c.   third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE

AMOUNT, and

Subrogation - Assignment –

d.   fourth, to the ASSURED in satisfaction of any loss suffered by the

Recovery

ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a

(continued)

recovery under this section.

Cooperation Of Assured   12 .

At the COMPANY'S request and at reasonable times and places designated by

the COMPANY, the ASSURED shall:

a.   submit to examination by the COMPANY and subscribe to the same under

oath,

b.   produce for the COMPANY'S examination all pertinent records, and

c.   cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the

COMPANY the rights and causes of action provided for under this Bond. The

ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination   13 .   If the Bond is for a sole ASSURED, it shall not be terminated unless written notice

shall have been given by the acting party to the affected party and to the

Securities and Exchange Commission, Washington, D.C., not less than sixty (60)

days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice

shall have been given by the acting party to the affected party, and by the

COMPANY to all ASSURED **Investment Companies** and to the Securities and

Exchange Commission, Washington, D.C., not less than sixty (60) days prior to

the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an **Investment**

Company:

    a.   immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

b. immediately on the filing of a petition under any State or Federal statute

relative to bankruptcy or reorganization of the ASSURED, or assignment for

the benefit of creditors of the ASSURED, or

c. immediately upon such ASSURED ceasing to exist, whether through merger

into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in

accordance with the standard short rate cancellation tables if terminated by the

ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 17 of 19

Conditions and

Limitations

Termination	If any partner, director, trustee, or officer or supervisory employee of an
	ASSURED not acting in collusion with an **Employee** learns of any dishonest act
(continued)	
	committed by such **Employee** at any time, whether in the employment of the
	ASSURED or otherwise, whether or not such act is of the type covered under this
	Bond, and whether against the ASSURED or any other person or entity, the
	ASSURED:

a. shall immediately remove such **Employee** from a position that would enable

such **Employee** to cause the ASSURED to suffer a loss covered by this

Bond; and

b. within forty-eight (48) hours of learning that an **Employee** has committed

any dishonest act, shall notify the COMPANY, of such action and provide full

particulars of such dishonest act.

The COMPANY may terminate coverage as respects any **Employee** sixty (60)

days after written notice is received by each ASSURED **Investment Company**

and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such **Employee**.

Other Insurance 14 . Coverage under this Bond shall apply only as excess over any valid and collectible

insurance, indemnity or suretyship obtained by or on behalf of:

a. the ASSURED,

b. a **Transportation Company**, or

c. another entity on whose premises the loss occurred or which employed the

person causing the loss or engaged the messenger conveying the **Property**

involved.

Conformity 15 . If any limitation within this Bond is prohibited by any law controlling this Bond's

construction, such limitation shall be deemed to be amended so as to equal the

minimum period of limitation provided by such law.

Change or Modification 16 . This Bond or any instrument amending or affecting this Bond may not be changed

or modified orally. No change in or modification of this Bond shall be effective

except when made by written endorsement to this Bond signed by an authorized

representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would

adversely affect the rights of the ASSURED shall be effective prior to sixty (60)

days after written notice has been furnished to the Securities and Exchange

Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 18 of 19

Conditions And

Limitations

Change or Modification	If this Bond is for a joint ASSURED, no charge or modification which would
	adversely affect the rights of the ASSURED shall be effective prior to sixty
(continued)	(60)

days after written notice has been furnished to all insured **Investment Companies**

and to the Securities and Exchange Commission, Washington, D.C., by the

COMPANY.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 19 of 19

ENDORSEMENT/RIDER

Effective date
of

this endorsement/rider: January 9, 2018   FEDERAL INSURANCE COMPANY

Endorsement/Rider
No.   1

To be attached to and

form a part of Bond
No.   82209640

FRAUDULENT TRANSFER INSTRUCTIONS ENDORSEMENT

(For use with the ICAP bond)

In consideration of the premium charged, it is agreed that this bond is amended as follows:

(1   ) The following Insuring Clause is added:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the ASSURED having, in good faith, transferred money on deposit in

a **Customer's** account, or a **Customer's Certificated Security** or **Uncertificated Security**, in

reliance upon a fraudulent instruction transmitted to the ASSURED via telefacsimile, telephone or

electronic mail; provided, however, that:

A.   the fraudulent instruction purports, and reasonably appears, to have originated from:

   i.   such **Customer**, or

   ii.   an **Employee** acting on instructions of such **Customer**, or

   iii. such

   another financial institution acting on behalf of such **Customer** with authority to make

   instructions; and

B. the sender of the fraudulent instruction verified the instruction with the password, PIN, or

other security code of such **Customer**; and

C. the sender was not, in fact, such **Customer**, was not authorized to act on behalf of such

Customer, and was not an **Employee**; and

D. the instruction was received by an **Employee** specifically authorized by the ASSURED to

receive and act upon such instructions; and

E. for any transfer exceeding the amount set forth in paragraph (8) of this endorsement, the

ASSURED verified the instructions via a call back to a predetermined telephone number set

forth in the ASSURED's written agreement with such **Customer** or other verification

procedure approved in writing by the COMPANY; and

---

the ASSURED preserved a contemporaneous record of the call back, if any, and the

F. instruction which

verifies use of the authorized password, PIN or other security code of the **Customer**.

(2   ) For the purposes of the coverage afforded by this endorsement, the following terms shall have

the following meanings:

Certificated Security means a share, participation or other interest in property of, or an

enterprise of, the issuer or an obligation of the issuer, which is:

(1   )   represented by an instrument issued in bearer or registered form, and

(2   )   of a type commonly dealt in on securities exchanges or markets or commonly recognized

in any area in which it is issued or dealt in as a medium for investment, and

(3   )   either one of a class or series or by its terms divisible into a class or series of shares,

participations, interests or obligations.

Customer means any individual, corporate partnership, proprietor, trust customer, shareholder or

subscriber of an **Investment Company** which has a written agreement with the ASSURED

authorizing the ASSURED to transfer **Money** on deposit in an account or **Certificated Security**

or **Uncertificated Security** in reliance upon instructions transmitted to the ASSURED via

telefacsimile, telephone or electronic mail to transmit the fraudulent instruction.

Uncertificated Security means a share, participation or other interest in property of or an

enterprise of the issuer or an obligation of the issuer, which is:

(1   )   not represented by an instrument and the transfer of which is registered on books

maintained for that purpose by or on behalf of the issuer, and

(2   )   of a type commonly dealt in on securities exchanges or markets, and

(3   )   either one of a class or series or by its terms divisible into a class or series of shares,

participations, interests or obligations.

(3   ) It shall be a condition precedent to coverage under this Insuring Clause that the ASSURED

assert any available claims, offsets or defenses against such **Customer**, any financial institution

or any other party to the transaction.

(4   ) Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, the following

Exclusions are added:

A.   Loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone

acting in collusion with the sender, ever had authorized access to such **Customer's**

password, PIN or other security code; and

Loss resulting directly or indirectly from the fraudulent alteration of an instruction to

B.   initiate an

automated clearing house (ACH) entry, or group of ACH entries, transmitted as an
electronic

message, or as an attachment to an electronic message, sent via the internet, unless:

each ACH entry was individually verified via the call back procedure without regard to

i. the

amount of the entry; or

ii. the instruction was formatted, encoded or encrypted so that any altercation in the ACH

entry or group of ACH entries would be apparent to the ASSURED.

14-02-21330 (10/2014)

Page 2

(5   ) Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, Exclusion 2.k. is

deleted and replaced with the following:

k.   loss resulting from voice requests or instructions received over the telephone, provided

however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9. or the

Fraudulent Transfer Instruction Insuring Clause.

(6   ) For the purposes of the Fraudulent Transfer Instruction Insuring Clause, all loss or losses

involving one natural person or entity, or one group of natural persons or entities acting together,

shall be a Single Loss without regard to the number of transfers or the number of instructions

involved.

(7   )   For the purposes of the Fraudulent Transfer Instruction Insuring Clause, the Single Loss Limit of

Liability shall be $ 1,000,000. The Deductible Amount shall be $ 10,000.

(8   )   The amount of any single transfer for which verification via call back will be required is: $ 10,000.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and

conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

14-02-21330 (10/2014)

Page 3

FEDERAL INSURANCE COMPANY

Endorsement No.:   2

Bond Number: 82209640

NAME OF ASSURED: AUDAX CREDIT BDC, INC.

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1   .   By adding the following INSURING CLAUSE:

13. Extended Computer Systems

A.   Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(1   )   the fraudulent modification of **Electronic Data, Electronic Media** or **Electronic**

Instruction being stored within or being run within any system covered under this

INSURING CLAUSE,

(2) robbery, burglary, larceny or theft of **Electronic Data, Electronic Media** or

Electronic Instructions,

(3) the acts of a hacker causing damage or destruction of **Electronic Data,**

Electronic Media or **Electronic Instruction** owned by the ASSURED or for which

the ASSURED is legally liable, while stored within a **Computer System** covered

under this INSURING CLAUSE, or

(4) the damage or destruction of **Electronic Data, Electronic Media** or **Electronic**

Instruction owned by the ASSURED or for which the ASSURED is legally liable

while stored within a **Computer System** covered under INSURING CLAUSE 13,

provided such damage or destruction was caused by a computer program or

similar instruction which was written or altered to intentionally incorporate a hidden

instruction designed to damage or destroy **Electronic Data, Electronic Media**, or

Electronic Instruction in the **Computer System** in which the computer program

or instruction so written or so altered is used.

B. Electronic Communication

Loss   resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1)   an **Electronic Communication System**,

(2)   an automated clearing house or custodian, or

(3)   a Telex, TWX, or similar means of communication,

directly into the ASSURED'S **Computer System** or **Communication Terminal**, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of **Electronic Media** to the ASSURED or during electronic transmission to the ASSURED'S **Computer System** or **Communication Terminal**.

C. Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1)   an **Electronic Communication System**,

(2)   an automated clearing house or custodian, or

(3)   a Telex, TWX, or similar means of communication,

directly into a **Computer System** or **Communication Terminal** of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of **Electronic Media** from the ASSURED or during electronic transmission from the ASSURED'S **Computer System** or **Communication Terminal**, and for which loss the ASSURED is held to be legally liable.

---

2 . By adding to Section 1., Definitions, the following:

    r. **Communication Terminal** means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. **Communication Terminal** does not mean a telephone.

    s. **Electronic Communication System** means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

    t. **Electronic Data** means facts or information converted to a form usable in **Computer Systems** and which is stored on **Electronic Media** for use by computer programs.

    u. **Electronic Instruction** means computer programs converted to a form usable in a **Computer System** to act upon **Electronic Data**.

    v. **Electronic Media** means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3 . By adding the following Section after Section 4., Specific Exclusions -Applicable to All INSURING

CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 13

This Bond does not directly or indirectly cover:

a. loss resulting directly or indirectly from **Forged**, altered or fraudulent negotiable instruments,

securities, documents or written instruments used as source documentation in the

preparation of **Electronic Data**;

b. loss of negotiable instruments, securities, documents or written instruments except as

converted to **Electronic Data** and then only in that converted form;

c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear

or tear, gradual deterioration, electrical disturbance, **Electronic Media** failure or breakdown

or any malfunction or error in programming or error or omission in processing;

d. loss resulting directly or indirectly from the input of **Electronic Data** at an authorized

electronic terminal of an **Electronic Funds Transfer System** or a **Customer**

Communication System by a person who had authorized access from a customer to that

customer's authentication mechanism; or

e.   liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

f.   loss resulting directly or indirectly from:

(1)   written instruction unless covered under this INSURING CLAUSE; or

(2)   instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

ICAP2 Bond

Form 17-02-2976 (Ed. 1-02) Page 3

4 .   By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, **Electronic Data, Electronic Media** or **Electronic Instruction** used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other **Electronic Data, Electronic Media** or **Electronic Instruction** of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been

furnished by the ASSURED in order to reproduce such **Electronic Data, Electronic Media** or

Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such **Electronic Data** can not be reproduced and said **Electronic Data** represents

Securities or financial instruments having a value, then the loss will be valued as indicated in the

SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on January 9, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 22, 2017

By _____
        Authorized Representative

ICAP2 Bond

Form 17-02-2976 (Ed. 1-02) Page 4

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

Bond Number: 82209640

NAME OF ASSURED: AUDAX CREDIT BDC, INC.

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1 . By adding the following INSURING CLAUSE:

14 . Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or

Withdrawal Order made or drawn on or against the account of the ASSURED'S customer

which bears the signature or endorsement of one other than a person whose name and

signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING

CLAUSE that the ASSURED shall have on file signatures of all the persons who are

signatories on such account.

2 . By adding to Section 1., Definitions, the following:

Instruction means a written order to the issuer of an **Uncertificated Security** requesting

w.   that

the transfer, pledge or release from pledge of the specified **Uncertificated Security** be

registered.

x.   **Uncertificated Security** means a share, participation or other interest in property of or an

enterprise of the issuer or an obligation of the issuer, which is:

(1   )   not represented by an instrument and the transfer of which is registered on books

maintained for that purpose by or on behalf of the issuer,
and

(2   )   of a type commonly dealt in on securities exchanges or markets, and

(3   )   either one of a class or series or by its terms divisible into a class or series of shares,

participations, interests or obligations.

ICAP Bond

Form 17-02-5602 (Ed. 10-03) Page 1

---

y.   **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by

a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the

amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on January 9, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 22, 2017

By _____
    Authorized Representative

ICAP Bond

Form 17-02-5602 (Ed. 10-03) Page 2

FEDERAL INSURANCE COMPANY

Endorsement No.:   4

Bond Number: 82209640

NAME OF ASSURED: AUDAX CREDIT BDC, INC.

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1 . By adding the following INSURING CLAUSE:

15. Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to

determine the amount of loss where:

(1) the loss is covered under the Bond, and

(2) the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2 . Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss

covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on January 9, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 22, 2017

By _____
          Authorized Representative

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

Effective date of

this endorsement/rider: January 9, 2018   **FEDERAL INSURANCE COMPANY**

Endorsement/Rider No.   5

To be attached to and

form a part of Bond No.   82209640

Issued to: AUDAX CREDIT BDC, INC.

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION

ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1 . The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2 . The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced

with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the

rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been

furnished to all insured **Investment Companies** and the Securities and Exchange Commission,

Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

17-02-2437 (12/2006) rev.

Page 1

ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: January 9, 2018   **FEDERAL INSURANCE COMPANY**

Endorsement/Rider No. 6

To be attached to and

form a part of Bond No. 82209640

Issued to: AUDAX CREDIT BDC, INC.

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional

Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities -Notice To

Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940

("the Act"), due to:

(i) the creation of a new **Investment Company**, other than by consolidation or merger with, or purchase

   or acquisition of assets or liabilities of, another institution; or

(ii) an increase in asset size of current **Investment Companies** covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional

premium for the remainder of the BOND
PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms

and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

14-02-14098 (04/2008)

FEDERAL INSURANCE COMPANY

Endorsement No: 7

Bond Number: 82209640

NAME OF ASSURED: AUDAX CREDIT BDC, INC.

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1 . By adding to Section 13., Termination, the following:

"Termination By The Company

Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the

COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before

the effective date of termination for at least one of the following reasons:

1 . Nonpayment of premium;

2 . Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation

of a claim thereunder;

3 . Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on

the part of the ASSURED which substantially and materially increases any hazard insured

against, and which occurred subsequent to the inception of the current BOND PERIOD;

4 . Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured

against;

5 . Material change in the risk which increases the risk of loss after insurance coverage has

been issued or renewed, except to the extent that the COMPANY should reasonably have

foreseen the change, or contemplated the risk when the contract was written;

Determination by the Commissioner that the continuation of the Bond would jeopardize
6 . a

COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any

state;

Determination by the Commissioner that continuation of the present premium volume of
7 . the

COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

8 . Such other reasons that are approved by the Commissioner;

Determination by the Commissioner that the COMPANY no longer has adequate
9 . reinsurance

to meet the ASSUREDS needs;

10 . Substantial breaches of contractual duties, conditions or warranties; or

Unfavorable underwriting facts, specific to the ASSURED, existing that were not present
11 . at

the inception of the Bond.

ICAP Bond

Form 17-02-1360 (Rev. 10-99) Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the a ddress shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the

COMPANY, its authorized representatives, its employees, or any firm, person or corporation

furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for

any statement made by them in complying or enabling the COMPANY to comply with this Section,

for the provision of information pertaining thereto, or for statements made or evidence submitted at

any hearings conducted in connection therewith, if such information was provided in good faith and

without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice,

by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at

his last known address, at least sixty (60) days before the expiration date or before the

anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice

shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a. Bond Number:

b. Date of Notice;

c. Reason for Cancellation;

d. Expiration Date of the Bond;

e. Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same

insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement

coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested

or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond

Form 17-02-1360 (Rev. 10-99) Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the

ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned

premiums shall be refunded to the ASSURED within forty -five (45) days of receipt of the request for

cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until

the effective date of replacement coverage is obtained by the ASSURED, whiche ver occurs first."

2   .   It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on January 9, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 22, 2017

By _____
Authorized Representative

ICAP Bond

Form 17-02-1360 (Rev. 10-99) Page 3

ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: January 9, 2018   FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 8

To be attached to and

form a part of Policy No. 82209640

Issued to: AUDAX CREDIT BDC, INC.

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other si milar laws or

regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and

conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

14-02-9228 (2/2010)

Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.   9

Bond Number: 82209640

NAME OF ASSURED: AUDAX CREDIT BDC, INC.

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1 . Employee	$ 1,000,000	$ 0
2 . On Premises	$ 1,000,000	$ 10,000
3 . In Transit	$ 1,000,000	$ 10,000
4 . Forgery or Alteration	$ 1,000,000	$ 10,000
5 . Extended Forgery	$ 1,000,000	$ 10,000
6 . Counterfeit Money	$ 1,000,000	$ 10,000
7 . Threats to Person	$ Not Covered	$ Not Covered

8 .	Computer System	$ 1,000,000	$ 10,000
9 .	Voice Initiated Funds Transfer Instruction	$ Not Covered	$ Not Covered
10 .	Uncollectible Items of Deposit	$ 1,000,000	$ 10,000
11 .	Audit Expense	$ 50,000	$ 5,000
12 .	Fraudulent Transfer Instructions	$ 1,000,000	$ 10,000
13 .	Extended Computer Systems	$ 1,000,000	$ 10,000
14 .	Unauthorized Signature	$ 50,000	$ 5,000
15 .	Claims Expense	$ 50,000	$ 5,000

This Endorsement applies to loss discovered after 12:01 a.m. on January 9, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 22, 2017

By _____
Authorized Representative

CERTIFICATE OF THE SECRETARY
OF AUDAX CREDIT BDC INC.
CERTIFYING RESOLUTIONS APPROVING THE FIDELITY BOND

THE UNDERSIGNED, the duly appointed Secretary of Audax Credit BDC Inc., a Delaware corporation (the "Company"), an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"), does hereby certify that the form of resolutions set forth below were approved by the Board of Directors of the Company (the "Board of Directors"), including a majority of the directors who are not "interested persons", as defined in Section 2(a)(19) of the 1940 Act, of the Company, on December 7, 2017, by unanimous written consent:

WHEREAS, the members of the Board desire to approve the renewal of the fidelity bond of the Company that it is required to maintain pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), which will extended through January 9, 2018 under the same terms and conditions, including coverage amounts, as currently in effect.

RESOLVED, that the Company, shall be named as an insured under a fidelity bond having an aggregate coverage of $1,000,000 issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the Officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act;

RESOLVED, that the fidelity bond in the amount and form set forth in Exhibit C, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including the amount of the fidelity bond, the expected value of the assets of the Company to which any person covered under the fidelity bond may have access, the estimated amount of the premium for such fidelity bond, the type and terms of the arrangements made for the custody and safekeeping of the Company's assets, and the nature of the securities in the Company's portfolio;

RESOLVED, that the premium for the fidelity bond shall be allocated to the Company and the amount thereof is approved, after the Board having given due consideration to, among other things, the number of parties insured under the fidelity bond, the nature of the business activities of those parties, and the amount of the fidelity bond;

RESOLVED, that the Officers be, and each of them hereby is, authorized to obtain said fidelity bond in substantially the form set forth in Exhibit C;

RESOLVED, that a fidelity bond agreement (the "Fidelity Bond Agreement"), in substantially the form set forth in Exhibit C is approved, with such further changes therein as the Officers may determine to be necessary or desirable and proper, with the advice of Company counsel, the execution of said Fidelity Bond Agreement by such Officers to be conclusive evidence of such determination; and

RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, I have hereunto set my hand as such officer of the Company this 27th day of December 2017.

By: /s/ Daniel H. Weintraub
    Name: Daniel H. Weintraub
    Title: Secretary